1801 California Street, Suite 5200 Denver, CO 80202 (720) 493-4256

February 12, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 133 under the Securities Act of 1933, as amended, and Amendment No. 134 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective May 1, 2016. No fees are required in connection with this filing.

The purpose of the Amendment is to provide updated disclosure related to a sub-adviser change for Transamerica Janus Mid-Cap Growth VP, Transamerica Managed Risk – Balanced ETF VP, Transamerica Managed Risk – Conservative ETF VP, Transamerica Managed Risk – Growth ETF VP, Transamerica QS Investors Active Asset Allocation – Conservative VP, Transamerica QS Investors Active Asset Allocation – Moderate Growth VP, and Transamerica QS Investors Active Asset Allocation – Moderate VP. The Amendment is also being filed to provide material disclosure updates for Transamerica Aegon Government Money Market VP.

Please direct any comments or questions concerning this filing to the undersigned at (720) 493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.